

Financial Report

Seed Genetics International Pty Ltd

Year Ended 30 June 2012

SEED GENETICS INTERNATIONAL PTY LTD
ACN 061 114 814

DIRECTORS' REPORT

The directors present their report together with the financial report of Seed Genetics International Pty Ltd for the financial year ended 30 June 2012.

Directors

The names of the directors in office at any time during, or since the end of the year are:

Mr Dennis Jury
Mr David Stanley Pengelly
Mr Ross Whyte Downes
Mr Mark Harvey

Directors have been in office since the start of the financial year to the date of the report unless otherwise stated.

Principal Activities

The principal activities of the company during the course of the financial year were the wholesale purchasing and sale of seed.

There were no significant changes in the nature of the activities of the company during the year.

Operating Results

The operating profit of the Company, after income tax for the financial year ended 30 June 2012 amounted to $1,148,546 (2011: $59,400).

Dividends

A fully franked dividend totalling $184,000 was paid during the year ended 30 June 2012 (2011: $Nil).

State of Affairs

There were no other significant changes in the state of affairs of the company during the financial year.

Environmental Regulation

The company's operations are not subject to any significant environmental regulations under Commonwealth or State legislation. However, the Board believes that the Company has adequate systems in place for the management of its environmental requirements and is not aware of any breach of those environmental requirements as they apply to the entity.

Events Subsequent to Balance Date

There has not arisen in the interval between the end of the financial year and the date of this report, any item, transaction or event of a material or unusual nature likely, in the opinion of the Director's of the company to significantly affect the operations, the result of those operations or the state of affairs of the company in future financial years.

SEED GENETICS INTERNATIONAL PTY LTD
ACN 061 114 814

DIRECTORS' REPORT (CONT)

Insurance of Directors and Officers

To the extent permitted by law, the Company has indemnified and fully insured each director and the secretary of the Company. The liabilities insured include costs and expenses that may be incurred in defending civil or criminal proceedings (that may be brought) against the officers of the Company or a related body.

Proceedings on Behalf of Company

No person has applied for leave of court to bring proceedings on behalf of the company or intervene in any proceedings to which the company is a party for the purpose of taking responsibility on behalf of the company for all or any part of those proceedings.

Signed in accordance with a resolution of the board of directors and for and on behalf of the directors by:

....
Dennis Jury
Director

Dated   15 / 3 / 13

....
David Pengelly
Director

Dated   15 . 3 . 2013

SEED GENETICS INTERNATIONAL PTY LTD
ACN 061 114 814

STATEMENT OF COMPREHENSIVE INCOME
FOR THE YEAR ENDED 30 JUNE 2012

	Note	2012 $	2011 $
Revenue	2	18,085,773	15,311,546
Cost of goods sold	3	(14,587,744)	(12,999,932)
		3,498,029	2,311,614
Other revenue	2	89,709	104,135
Depreciation expense	3	(12,303)	(13,449)
Employee benefits expenses		(993,706)	(924,823)
Occupancy expenses		(27,850)	(21,725)
Marketing expenses		(204,347)	(343,580)
Other expenses from ordinary activities	3	(409,416)	(696,937)
Total operating expenses		(1,647,622)	(2,000,514)
Finance costs		(305,862)	(353,938)
Profit before income tax		1,634,254	61,297
Income tax (expense)/benefit	5	(485,708)	(1,897)
Profit for the year		1,148,546	59,400
Other comprehensive income			
Gain / (loss) on cash flow hedge		(117,059)	179,147
Total comprehensive income for the year		1,031,487	238,547

The accompanying notes form part of these financial statements

SEED GENETICS INTERNATIONAL PTY LTD
ACN 061 114 814

STATEMENT OF FINANCIAL POSITION
AS AT 30 JUNE 2012

	Note	2012 $	2011 $
CURRENT ASSETS			
Cash and cash equivalents	4	737,835	293,826
Trade and other receivables	6	2,844,857	737,395
Inventories	7	10,314,167	7,561,070
Other current assets	8	24,607	112,893
TOTAL CURRENT ASSETS		13,921,466	8,705,184
NON-CURRENT ASSETS			
Deferred tax asset	5	25,018	438,697
Plant and equipment	9	30,970	24,991
TOTAL NON-CURRENT ASSETS		55,988	463,688
TOTAL ASSETS		13,977,454	9,168,872
CURRENT LIABILITIES			
Trade and other payables	11	11,265,954	5,801,164
Short term provisions	12	76,847	64,198
Financial liabilities	13	2,000,000	3,317,892
Other liabilities	14	207,670	483,988
Current tax liabilities	5	72,029	-
Derivative financial liabilities	10	54,982	(62,077)
TOTAL CURRENT LIABILITIES		13,677,482	9,605,165
NON-CURRENT LIABILITIES			
Long term provisions	12	17,714	18,936
Other liabilities	14	220,000	330,000
TOTAL NON-CURRENT LIABILITIES		237,714	348,936
TOTAL LIABILITIES		13,915,196	9,954,101
NET ASSETS		62,258	(785,229)
EQUITY			
Share capital	15	2,000	2,000
Cash flow hedge reserve		(54,982)	62,077
Retained earnings		115,240	(849,306)
TOTAL EQUITY		62,258	(785,229)

The accompanying notes form part of these financial statements

SEED GENETICS INTERNATIONAL PTY LTD
ACN 061 114 814

STATEMENT OF CHANGES IN EQUITY
FOR THE YEAR ENDED 30 JUNE 2012

	Issued Capital $	Cash Flow Hedge Reserve $	Retained Earnings $	Total $
Balance at 1 July 2010	2,000	(117,070)	(908,706)	(1,023,776)
Total comprehensive income for the year	-	179,147	59,400	238,547
Balance at 30 June 2011	2,000	62,077	(849,306)	(785,229)
Balance at 1 July 2011	2,000	62,077	(849,306)	(785,229)
Dividend paid	-	-	(184,000)	(184,000)
Total comprehensive income for the year	-	(117,059)	1,148,546	1,031,487
Balance at 30 June 2012	2,000	(54,982)	115,240	62,258

The accompanying notes form part of these financial statements

SEED GENETICS INTERNATIONAL PTY LTD
ACN 061 114 814

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED 30 JUNE 2012

	Note	2012 $	2011 $
CASH FLOWS FROM OPERATING ACTIVITIES			
Receipts from customers		15,784,954	16,463,257
Payments to suppliers and employees		(13,521,657)	(13,212,902)
Interest received		6,748	783
Finance costs		(305,862)	(353,938)
Income tax paid		-	19,507
Net cash provided by operating activities	19	1,964,183	2,916,707
CASH FLOWS FROM INVESTING ACTIVITIES			
Payments for plant and equipment		(18,282)	(22,894)
Net cash used in investing activities		(18,282)	(22,894)
CASH FLOWS FROM FINANCING ACTIVITIES			
Proceeds from borrowings		2,000,000	2,600,000
Repayment of borrowings		(2,600,000)	(5,510,000)
Dividend paid		(184,000)	-
Net cash used in financing activities		(784,000)	(2,910,000)
Net increase in cash held		1,161,901	(16,187)
Cash at the beginning of the financial year	4	(424,066)	(407,879)
Cash at the end of the financial year	4	737,835	(424,066)

The accompanying notes form part of these financial statements

SEED GENETICS INTERNATIONAL PTY LTD
ACN 061 114 814

NOTES TO AND FORMING PART OF THE FINANCIAL REPORT
FOR THE YEAR ENDED 30 JUNE 2012

NOTE 1 - STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES

The financial report is a general purpose financial report that has been prepared in accordance with Australian Accounting Standards – Reduced Disclosure Requirements (including Australian Accounting Interpretations) and other authoritative pronouncements of the Australian Accounting Standards Board.

The principal accounting policies adopted in the preparation of the financial report are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

The financial report covers Seed Genetics International Pty Ltd ("Company"). Seed Genetics International Pty Ltd is a company limited by shares, incorporated and domiciled in Australia.

Basis of Preparation
The financial report has been prepared on an accruals basis and is based on historical cost, modified, where applicable by the measurement at fair value of selected non current assets, financial assets and financial liabilities.

The financial statements were authorised for issue by the directors on 15 March 2013.

Accounting Policies

(a)   Revenue and Other Income
          Revenue is measured at fair value of the consideration received or receivable.

          Revenue from the sale of goods is recognised when the risk and title to the goods transfers to the customer.

          Interest revenue is recognised on a proportional basis taking into account the interest rate applicable to the financial assets.

          All revenue is stated net of the amount of goods and services tax (GST).

(b)   Borrowing Costs
          All borrowing costs are recognised in the Statement of Comprehensive Income in the period in which they are incurred.

(c)   Foreign Currency
          Transactions and balances
          Foreign currency transactions and balances are translated into functional currency using the exchange rates prevailing at the date of the transaction. Foreign currency monetary items are translated at the year-end exchange rate.

          Non-monetary items measured at historical cost continue to be carried at the exchange rate at the date of transaction. Non-monetary items are measured at fair value are reported at the exchange rate at the date when fair values were determined.

          Exchange differences arising on the translation of non-monetary items are recognised through the statement of comprehensive income.

(d)   Income Tax
          The income tax expense (revenue) for the year comprises current income tax expense (income) and deferred tax expense (income).

          Current income tax expense charged to the profit or loss is the tax payable on taxable income calculated using the applicable income tax rates as at reporting date. Current tax liabilities (assets) are therefore measured at the amounts expected to be paid to (recovered from) the relevant taxation authority.

          Deferred income tax expense reflects movements in deferred tax asset and deferred tax liability balances during the year as well as unused tax losses.

NOTE 1 - STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (CONT)

Accounting Policies (Cont)

(d)   Income Tax (Cont)
Current and deferred income tax expense (income) is charged or credited directly to equity instead of the profit or loss when the tax relates to items that are credited or charged to equity.

Deferred tax assets and liabilities are ascertained based on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. Deferred tax assets also result where amounts have been fully expensed but future tax deductions are available. No deferred income tax will be recognised from the initial recognition of an asset or liability, excluding a business combination, where there is no effect on accounting or taxable profit or loss.

Deferred tax assets and liabilities are calculated at the tax rates that are expected to apply to the period when the asset is realised or liability is settled based on tax rates at balance date. Their measurements also reflect the manner in which management expects to recover or settle the carrying amount of the related asset or liability.

Deferred tax relating to temporary differences and unused tax losses are recognised only to the extent that it is probable that future taxable profit will be available against which the benefits of the deferred tax asset can be utilised.

(e)   Cash and Cash Equivalents
Cash and cash equivalents include cash on hand, deposits held at call with banks, other short-term highly liquid investments with original maturities of three months or less, and bank overdrafts. Bank overdrafts are shown within short-term borrowings in current liabilities on the statement of financial position.

(f)   Inventories
Inventories are measured at the lower of estimated purchase price and net realisable value.

The estimated purchase price reflects managements best estimate of the expected purchase price of seed from growers.

Net realisable value is determined on the basis of normal selling patterns. Expenses of marketing, selling and distribution to customers are estimated and are deducted to establish net realisable value.

(g)   Plant and Equipment
Plant and Equipment
Plant and equipment are carried at cost or fair value less, where applicable, any accumulated depreciation and impairment losses.

The carrying amount of plant and equipment is reviewed annually by the directors to ensure it is not in excess of the recoverable amount from these assets. The recoverable amount is assessed on the basis of the expected net cash flows that will be received from the asset's employment and subsequent disposal. The expected net cash flows have been discounted to their present values in determining recoverable amounts.

Depreciation
The depreciable amount of all fixed assets is depreciated over their useful lives to the economic entity commencing from the time the asset is held ready for use.
Leasehold improvements are depreciated over the shorter of either the unexpired period of the lease or the estimated useful lives of the improvements. The average depreciation rate used for the depreciation of plant and equipment ranges from 10% - 67% (2011: 10% - 67%).

The asset's residual values and useful lives are reviewed, and adjusted if appropriate, at each balance date.

NOTES TO AND FORMING PART OF THE FINANCIAL REPORT
FOR THE YEAR ENDED 30 JUNE 2012

NOTE 1 - STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (CONT)

(g)   Plant and Equipment (Cont)
An asset's carrying amount is written down immediately to its recoverable amount if the asset's carrying amount is greater than its estimated recoverable amount.

Gains and losses on disposals are determined by comparing proceeds with the carrying amount. These gains and losses are included in the statement of comprehensive income. When revalued assets are sold, amounts included in the revaluation reserve relating to that asset are transferred to retained earnings.

(h)   Provisions
Provisions are recognised when the company has a legal or constructive obligation, as a result of past events, for which it is probable that an outflow of economic benefits will result and that outflow can be reliably measured.

(i)   Employee Benefits
Provision is made for the company's liability for employee benefits arising from services rendered by employees to balance date. Employee benefits that are expected to be settled within one year have been measured at the amounts expected to be paid when the liability is settled, plus related on-costs. Employee benefits payable later than one year have been measured at the present value of the estimated future cash outflows to be made for those benefits. Those cash flows are discounted using market yields on national government bonds with terms to maturity that match the expected timing of cash flows.

(j)   Goods and Service Tax (GST)
Revenues, expenses and assets are recognised net of the amount of GST, except where the amount of GST incurred is not recoverable from the Tax Office ATO. In these circumstances the GST is recognised as part of the cost of acquisition of the asset or as part of an item of the expense. Receivables and payables in the statement of financal position are shown inclusive of GST.

Cash flows are presented in the statement of cash flows on a gross basis, except for the GST component of investing and financing activities, which are disclosed as operating cash flows.

(k)   Leases
Leases of fixed assets where substantially all the risks and benefits incidental to the ownership of the asset, but not the legal ownership that is transferred to entities in the economic entity, are classified as finance leases.

Lease payments for operating leases, where substantially all the risks and benefits remain with the lessor, are charged as expenses in the periods in which they are incurred.

Lease incentives under operating leases are recognised as a liability and amortised on a straight-line basis over the life of the lease term.

(l)   Comparative Figures
When required by Accounting Standards, comparative figures have been adjusted to conform to changes in presentation for the current financial year.

NOTE 1 - STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (CONT)

(m)   Impairment of Assets

At each reporting date, the company reviews the carrying values of its tangible and intangible assets to determine whether there is any indication that those assets have been impaired. If such an indication exists, the recoverable amount of the asset, being the higher of the asset's fair value less costs to sell and value in use, is compared to the asset's carrying value. Any excess of the asset's carrying value over its recoverable amount is expensed to the statement of comprehensive income.

Impairment testing is performed annually for tangible and intangible assets with indefinite lives.

Where it is not possible to estimate the recoverable amount of an individual asset, the company identifies the best estimate.

(n)   Critical Accounting Estimates and Judgments

The directors evaluate estimates and judgments incorporated into the financial report based on historical knowledge and best available current information. Estimates assume a reasonable expectation of future events and are based on current trends and economic data, obtained both externally and within the company.

Impairment
The company assesses impairment at each reporting date by evaluating conditions specific to the company that may lead to impairment of assets. Where an impairment trigger exists, the recoverable amount of the asset is determined. Value-in-use calculations performed in assessing recoverable amounts incorporate a number of key estimates.

Doubtful Debts Provision
The provision for doubtful debts is based on prior history and understanding of the position of each debtor as at 30 June 2012.

(o)   Financial Instruments

Recognition and Initial Measurement
Financial assets and financial liabilities are recognised when the consolidated entity becomes a party to the contractual provisions of the instrument. For financial assets, this is equivalent to the date that the consolidated entity commits itself to either the purchase or sale of the asset.

Payables and receivables
Payables and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market and are stated at amortised cost using the effective interest rate method where applicable.

Financial liabilities
Non-derivative financial liabilities (excluding financial guarantees) are subsequently measured at amortised cost.

Impairment
At each reporting date, the consolidated entity assesses whether there is objective evidence that a financial instrument has been impaired. In the case of available-for-sale financial instruments, a prolonged decline in the value of the instrument is considered to determine whether an impairment has arisen. Impairment losses are recognised in the statement of comprehensive income.

Impairment
At each reporting date, the consolidated entity assesses whether there is objective evidence that a financial instrument has been impaired. In the case of available-for-sale financial instruments, a prolonged decline in the value of the instrument is considered to determine whether an impairment has arisen. Impairment losses are recognised in the statement of comprehensive income.

NOTE 1 - STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (CONT)

(o)   Financial Instruments (Cont)
Derecognition
Financial assets are derecognised where the contractual rights to receipt of cash flows
expires or the asset is transferred to another party whereby the entity no longer has any
significant continuing involvement in the risks and benefits associated with the asset.
Financial liabilities are derecognised where the related obligations are either discharged,
cancelled or expired. The difference between the carrying value of the financial liability
extinguished or transferred to another party and the fair value of consideration paid,
including the transfer of non-cash assets or liabilities assumed, is recognised in profit or
loss.

(p)   Standards, amendments and interpretations to existing standards that are not yet
effective and have not been adopted early by the Group
At the date of authorisation of these financial statements, certain new standards, amendments
and interpretations to existing standards have been published but are not yet effective, and have
not been adopted early by the Group.

Management anticipates that all of the relevant pronouncements will be adopted in the Group's
accounting policies for the first period beginning after the effective date of the pronouncement.
Information on new standards, amendments and interpretations that are expected to be relevant
to the Group's financial statements is provided below.

Certain other new standards and interpretations have been issued but are not expected to have
a material impact on the Group's financial statements.

AASB 9 *Financial Instruments* (effective from 1 January 2013)
The AASB aims to replace AASB 139 Financial Instruments: Recognition and Measurement in
its entirety. The replacement standard (AASB 9) is being issued in phases. To date, the
chapters dealing with recognition, classification, measurement and derecognition of financial
assets and liabilities have been issued. These chapters are effective for annual periods
beginning 1 January 2013. Further chapters dealing with impairment methodology and hedge
accounting are still being developed.

Management have yet to assess the impact that this amendment is likely to have on the
financial statements of the Group. However, they do not expect to implement the amendments
until all chapters of AASB 9 have been published and they can comprehensively assess the

impact of all changes.

Consolidation Standards
A package of consolidation standards are effective for annual periods beginning or after 1
January 2013. Information on these new standards is presented below. The Group's management
have yet to assess the impact of these new and revised standards on the Group's consolidated
financial statements.

AASB 10 Consolidated Financial Statements (AASB 10)
AASB 10 supersedes the consolidation requirements in AASB 127 Consolidated and Separate
Financial Statements (AASB 127) and Interpretation 112 Consolidation – Special Purpose
Entities. It revised the definition of control together with accompanying guidance to identify an
interest in a subsidiary. However, the requirements and mechanics of consolidation and the
accounting for any non-controlling interests and changes in control remain the same.

NOTES TO AND FORMING PART OF THE FINANCIAL REPORT
FOR THE YEAR ENDED 30 JUNE 2012

NOTE 1 - STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (CONT)

(p)   **Standards, amendments and interpretations to existing standards that are not yet effective and have not been adopted early by the Group (Cont)**

AASB 11 Joint Arrangements (AASB 11)
AASB 11 supersedes AASB 131 Interests in Joint Ventures (AASB 131). It aligns more closely the accounting by the investors with their rights and obligations relating to the joint arrangement. It introduces two accounting categories (joint operations and joint ventures) whose applicability is determined based on the substance of the joint arrangement. In addition, AASB 131's option of using proportionate consolidation for joint ventures has been eliminated. AASB 11 now requires the use of the equity accounting method for joint ventures, which is currently used for investments in associates.

AASB 12 Disclosure of Interests in Other Entities (AASB 12)
AASB 12 integrates and makes consistent the disclosure requirements for various types of investments, including unconsolidated structured entities. It introduces new disclosure requirements about the risks to which an entity is exposed from its involvement with structured entities.

Consequential amendments to AASB 127 Separate Financial Statements (AASB 127)
and AASB 128 Investments in Associates and Joint Ventures (AASB 128)
AASB 127 Consolidated and Separate Financial Statements was amended to AASB 127 Separate Financial Statements which now deals only with separate financial statements. AASB 128 brings investments in joint ventures into its scope. However, AASB 128's equity accounting methodology remains unchanged.

AASB 13 Fair Value Measurement (AASB 13)
AASB 13 does not affect which items are required to be fair-valued, but clarifies the definition of fair value and provides related guidance and enhanced disclosures about fair value measurements. It is applicable for annual periods beginning on or after 1 January 2013. The Group's management have yet to assess the impact of this new standard.

AASB 2011-9 Amendments to Australian Accounting Standards Presentation of Items of Other Comprehensive Income s (AASB 101 Amendments)
The AASB 101 Amendments require an entity to group items presented in other comprehensive income into those that, in accordance with other IFRSs: (a) will not be reclassified subsequently to profit or loss and (b) will be reclassified subsequently to profit or loss when specific conditions are met. It is applicable for annual periods beginning on or after 1 July 2012. The Group's management expects this will change the current presentation of items in other comprehensive income; however, it will not affect the measurement or recognition of such items.

AASB 2011-4 Amendments to Australian Accounting Standards to Remove Individual Key Management Personnel Disclosure Requirements (AASB 124 Amendments)
AASB 2011-4 makes amendments to AASB 124 Related Party Disclosures to remove individual key management personnel disclosure requirements, to achieve consistency with the international equivalent (which includes requirements to disclose aggregate (rather than individual) amounts of KMP compensation), and remove duplication with the Corporations Act 2011. The amendments are applicable for annual periods beginning on or after 1 July 2013. The Group's management have yet to assess the impact of these amendments.

SEED GENETICS INTERNATIONAL PTY LTD
ACN 061 114 814

NOTES TO AND FORMING PART OF THE FINANCIAL REPORT
FOR THE YEAR ENDED 30 JUNE 2012

	2012 $	2011 $
NOTE 2 - REVENUE		
Revenue from sale of goods	18,085,773	15,311,546
	18,085,773	15,311,546
Other Revenue		
From Operating Activities		
Interest received or due and receivable - other persons	6,748	783
Grant income	108,485	59,330
Foreign exchange gain / (loss)	(29,362)	40,182
Other income	3,838	3,840
	89,709	104,135

NOTE 3 - PROFIT FROM ORDINARY ACTIVITIES BEFORE
          INCOME TAX EXPENSE

Profit from ordinary activities before income tax expense has been arrived at after charging/(crediting) the following items:

	2012 $	2011 $
Cost of goods sold	14,587,744	12,999,932
Depreciation of plant and equipment	12,303	13,449

Other expenses from ordinary activities are made up of the significant items below:

	2012 $	2011 $
Insurance	55,450	27,997
Legal expenses	17,188	10,483
Motor vehicle expenses	36,573	32,421
Research and development	28,937	20,289
Travel	70,789	53,679
Foreign exchange adjustment	-	382,453
Other sundry expenses	200,479	169,615
	409,416	696,937

NOTE 4 - CASH AND CASH EQUIVALENTS

	2012 $	2011 $
Cash at bank and in hand	737,835	293,826

Reconciliation of cash
Cash at the end of the financial year as shown in the statement of cash flows is reconciled to items in the statement of financial position as follows:

	2012 $	2011 $
Cash and cash equivalents	737,835	293,826
Bank overdraft	-	(717,892)
	737,835	(424,066)

SEED GENETICS INTERNATIONAL PTY LTD
ACN 061 114 814

NOTES TO AND FORMING PART OF THE FINANCIAL REPORT
FOR THE YEAR ENDED 30 JUNE 2012

	2012 $	2011 $
NOTE 5 - INCOME TAX		
Income Tax Expense		
Recognised in the statement of comprehensive income		
Current tax expense/(benefit)		
Current year	72,029	-
	72,029	-
Deferred tax expense		
Origination and reversal of temporary differences	413,679	1,897
Total income tax expense in statement of comprehensive income	485,708	1,897
Numerical reconciliation between tax expense and pre-tax net profit		
(Loss)/profit before tax	1,634,254	61,297
Income tax expense using the domestic corporate tax rate of 30% (2011: 30%)	490,276	18,389
Increase / (decrease) in income tax expense due to:		
Non-deductible expenses	(4,568)	(16,492)
Total current income tax expense / (benefit)	485,708	1,897
(a) Tax Assets / Liabilities		
Current		
Income Tax Payable	72,029	-
Non Current		
Deferred Tax Assets		
Tax losses carried forward	-	419,120
Provisions	21,720	16,592
Other	3,298	2,985
	25,018	438,697
Balance of franking account at year end adjusted for franking credits arising from payment of provision for income tax	227	79,084

SEED GENETICS INTERNATIONAL PTY LTD
ACN 061 114 814

NOTES TO AND FORMING PART OF THE FINANCIAL REPORT
FOR THE YEAR ENDED 30 JUNE 2012

	2012 $	2011 $
NOTE 6 - TRADE AND OTHER RECEIVABLES		
Current		
Trade debtors	2,514,576	551,573
Provision for impairment of receivables	-	-
Amounts due from directors	296,000	-
Other receivables - GST	34,281	185,822
	2,844,857	737,395

Sales are settled in foreign currencies. No exposure to foreign currency movements exist as sales are hedged using forward contracts.

Amounts due from directors represent short term loans to Mr Jury, Mr Pengelly, Mr Downes and Mr Harvey of $74,000 each. The loans are non interest bearing and repayable at call.

NOTE 7 - INVENTORIES

Inventories	10,314,167	7,561,070

NOTE 8 - OTHER ASSETS

Current

Prepayments	24,607	112,893

NOTE 9 - PLANT AND EQUIPMENT

Plant and equipment - at cost	78,300	76,654
Less: Accumulated depreciation	(47,330)	(51,663)
Total plant and equipment - Net Book Value	30,970	24,991

Reconciliation

Plant and Equipment:

Carrying amount at beginning of the year	24,991	15,546
Additions	18,282	22,894
Disposals	-	-
Depreciation	(12,303)	(13,449)
Carrying amount at the end of the year	30,970	24,991

SEED GENETICS INTERNATIONAL PTY LTD
ACN 061 114 814

NOTES TO AND FORMING PART OF THE FINANCIAL REPORT
FOR THE YEAR ENDED 30 JUNE 2012

	Note	2012 $	2011 $
NOTE 10 - DERIVATIVE FINANCIAL ASSETS			
Forward foreign exchange contracts - cash flow hedges		54,982	(62,077)

(a) Instruments used by the company

The company is party to derivative financial instruments in the normal course of business in order to hedge exposure to fluctuations in foreign exchange rates in accordance with the company's financial risk management policies.

(i) Forward exchange contracts - cash flow hedges
The Australian operations sell through out the world. In order to protect against exchange movements, the company has entered into forward exchange contracts to sell US Dollars and EURO's.

These contracts are hedging highly probable receipts for the ensuing financial year. The contracts are timed to mature when receipts from sales are scheduled to be made.

The portion of the gain or loss on the hedging instrument that is determined to be as effective hedge is recognised in other comprehensive income. When the cash flows occur, the group adjusts the initial measurement of the component recognised in the balance sheet by removing the amount from other comprehensive income.

	2012 $	2011 $
	54,982	(62,077)

NOTE 11 - TRADE AND OTHER PAYABLES

Current		
Trade creditors	11,265,954	5,801,164
	11,265,954	5,801,164

NOTE 12 - PROVISIONS

Current		
Annual leave	15,196	13,386
Long service leave	39,490	22,985
Payroll liabilities	22,161	27,827
	76,847	64,198
Non-Current		
Long service leave	17,714	18,936
	17,714	18,936

Provision for Long-Term Employee Benefits
A provision has been recognised for non current benefits relating to long service leave for employees.

In calculating the present value of future cash flows, the probability of long service leave being taken is based on historical data. The measurement and recognition criteria for employee benefits has been included in Note 1.

SEED GENETICS INTERNATIONAL PTY LTD
ACN 061 114 814

NOTES TO AND FORMING PART OF THE FINANCIAL REPORT
FOR THE YEAR ENDED 30 JUNE 2012

	2012 $	2011 $
NOTE 13 - FINANCIAL LIABILITIES		
Current		
Bank overdraft	-	717,892
Stock finance facility	2,000,000	2,600,000
	2,000,000	3,317,892

Charge
The bank debt is secured by a fixed and floating charge over all the present and future rights, property and undertakings of the company. Each of the directors have also provided a directors guarantee to support the bank overdraft facility. The covenants imposed by the bank include a capital adequacy ratio and a times interest earned cover.

The company was in breach of the covenants for the years ended 30 June 2011 and 30 June 2012 however the bank took no action with respect to the breaches. The company did not receive a formal waiver of the breaches from the bank.

	2012 $	2011 $
NOTE 14 - OTHER LIABILITIES		
Customer deposits	97,670	373,988
Current royalty payable	110,000	110,000
	207,670	483,988
Non-Current royalty payable	220,000	330,000

	2012 $	2011 $
NOTE 15 - SHARE CAPITAL		
2,000 ordinary shares (2011: 2,000) fully paid	2,000	2,000

	No. of Shares	$
Reconciliation:		
Opening balance	2,000	2,000
Closing balance	2,000	2,000

Issued Capital
Fully paid ordinary shares are subject to the following rights and privileges and conditions. To receive notice of, attend and vote at all general meetings in accordance with the provisions of the Constitution.

To receive in common with other holders of Ordinary Shares all dividends, distributions and other profits and upon a reduction of capital or winding up of the Company to participate pari passu with the other holders of Ordinary Shares in the surplus assets of the Company.

SEED GENETICS INTERNATIONAL PTY LTD
ACN 061 114 814

NOTES TO AND FORMING PART OF THE FINANCIAL REPORT
FOR THE YEAR ENDED 30 JUNE 2012

	2012 $	2011 $
NOTE 16 - COMMITMENTS		

(a) Operating Lease Commitments
Non-cancellable operating leases contracted for but not capitalised in the
financial statements.

Payable - minimum lease commitments:

	2012 $	2011 $
Not later than 12 months	26,400	13,500
Between 12 months and five years	21,856	-
Greater than 5 years	-	-
	48,256	13,500

The property lease is a non-cancellable lease for 138 Greenhill Road, Unley, SA 5061. The lease has
a term of two years, with rent payable monthly in advance. Contingent rental provisions within the
lease agreement identify that the minimum lease payments maybe increased as a result a joint review.
A one year right of renewal is in place and can be exercised at the end of the agreement at
30 April 2014.

The company also has a non cancellable lease for rent of the Keith Office. Rent is paid monthly with
no defined term.

(a) Operating Lease Commitments
Capital expenditure commitments contracted for:

	2012 $	2011 $
Land purchases	202,244	-
	202,244	-

The land purchase relates to Allotments 4 and 5 Stirling Road, Keith. A $10,000 deposit had been
 paid to 30 June 2012.

(b) Grower Commitments
The company has entered into contracts with its growers varying in term of between 1 and 6 years to
purchase all SGI seed produced at prices to be determined following delivery.

NOTE 17 - CONTINGENT LIABILITIES

The directors are not aware of any circumstances or information which would lead them to believe
that any contingent liabilities exist that would crystallise and consequently no provisions are
included in the accounts in respect of these matters.

NOTE 18 - EVENTS SUBSEQUENT TO BALANCE DATE

There has not arisen in the interval between the end of the financial year and the date of this report,
any item, transaction or event of a material or unusual nature likely, in the opinion of the Directors
of the company to significantly affect the operations, the result of those operations or the state of
affairs of the company in future financial years.

NOTES TO AND FORMING PART OF THE FINANCIAL REPORT
FOR THE YEAR ENDED 30 JUNE 2012

	2012 $	2011 $
NOTE 19 - NOTES TO THE CASH FLOW STATEMENT		
Reconciliation of operating profit after income tax to net cash provided by operating activities		
Operating profit after income tax	1,148,546	59,400
Add non-cash items: Depreciation	12,303	13,449
Net cash provided by operating activities before change in assets and liabilities	1,160,849	72,849
Change in assets and liabilities during the financial year		
(Increase)/decrease in trade receivables	(2,107,462)	921,903
(Increase)/decrease in inventory	(2,753,097)	4,605,601
(Increase)/decrease in prepayments	88,286	(109,150)
Increase/(decrease) in trade payable	5,467,790	(2,523,354)
Increase/(decrease) in other liabilities	(386,318)	(93,544)
Increase/(decrease) in current and deferred tax balances	482,708	21,404
Increase/(decrease) in provisions	11,427	20,998
	1,964,183	2,916,707

NOTE 20 - RELATED PARTIES

Directors
The names of each person holding the position of director of the company during the financial year are messrs D Jury, M Harvey, R Downes and D Pengelly.

At 30 June 2012 the company had provided short term loans to each director outlined in note 6 totalling $296,000.

David Pengelly has entered into a material contract with the company through the related party Bungalally Farms. Bungalally Farms sells seed to the company which is valued and paid through the established procedures. The total value of seed purchases during the year was $723,631 (2011 - $1,138,898).

Balance owing to Bungalally Farms as at 30 June 2012 $168,286 (2011: $212,161)

From time to time Directors of the company or their Director-related entities may purchase goods from the company. These purchases are on the same terms and conditions as those entered into by other company employees except that Directors may not purchase on credit terms.

	Number Held	Number Held
Directors' Shareholdings		
The relevant interests of Directors and their Director-related entities in shares of the company at year end are:		
Ordinary Shares	2,000	2,000

As at 30 June 2012 there are $296,000 of loans owing by the directors.

SEED GENETICS INTERNATIONAL PTY LTD
ACN 061 114 814

NOTES TO AND FORMING PART OF THE FINANCIAL REPORT
FOR THE YEAR ENDED 30 JUNE 2012

NOTE 21 - KEY MANAGEMENT PERSONNEL COMPENSATION

	Short Term Benefits Salary and Fees $	Post Employment Benefits Superannuation $	Other $	Total $
2012				
Total compensation	510,650	15,719	45,600	571,969
2011				
Total compensation	447,000	12,150	42,600	501,750

NOTE 22 - COMPANY DETAILS

The registered office and principal place of business of the company is:

Registered Office
C/- Grant Thornton Australia Ltd
Level 1
67 Greenhill Road
Wayville, SA 5034

Principal Place of Business
138 Greenhill Road
Unley, SA 5061

NOTE 23 - USGAAP AND A-IFRS GENERALLY ACCEPTED ACCOUNTING POLICY DIFFERENCES

The Company's audited consolidated financial statements are prepared in accordance with Australian IFRS (A-IFRS), which differ in certain respects from US generally accepted accounting principles (GAAP). The following items present the impact of material differences between A-IFRS and US GAAP on the Company's audited consolidated financial statements.

(a)   Consolidated income statements

		Consolidated 2012 $	2011 $
Profit/(Loss) for the year based on AIFRS		1,148,546	59,400
Reversal of hedge accounting through profit/(loss)	(i)	(117,059)	179,147
Profit for the year based on US GAAP		1,031,487	238,547

(i)   The cash flow hedge reserve captures the fair value of hedges at balance date undertaken for specific sales transactions which will occur in future periods. The basis for hedge accounting does not meet the requirements of USGAAP. As a consequence the movements in the reserve have been recognised through the profit and loss in the period.

SEED GENETICS INTERNATIONAL PTY LTD
ACN 061 114 814

NOTES TO AND FORMING PART OF THE FINANCIAL REPORT
FOR THE YEAR ENDED 30 JUNE 2012

NOTE 23 - USGAAP AND A-IFRS GENERALLY ACCEPTED ACCOUNTING POLICY DIFFERENCES (CONT)

(b) **Consolidated statement of changes in equity**
The following table reconciles the total equity as at 30 June 2012 as reported in the audited consolidated statements of changes in equity reported under A-IFRS to what would have been reported had the audited consolidated financial statements been prepared in accordance with USGAAP:

	Notes	Contributed Equity $	Cash flow Hedge Reserves $	Retained Earnings $	Total $
Total Equity under AIFRS		2,000	(54,982)	115,240	62,258
Reversal of hedge accounting through profit/(lo	**(i)**	-	117,059	(117,059)	-
Prior period	**(ii)**	-	(62,077)	62,077	-
Total equity under USGAAP		2,000	-	60,258	62,258

The following table reconciles the total equity as at 30 June 2011 as reported in the audited consolidated statements of changes in equity reported under A-IFRS to what would have been reported had the audited consolidated financial statements been prepared in accordance with USGAAP:

	Notes	Contributed Equity $	Cash flow Hedge Reserves $	Retained Earnings $	Total $
Total Equity under AIFRS		2,000	62,077	(849,306)	(785,229)
Hedge accounting	**(i)**	-	(179,147)	179,147	-
Prior period		-	117,070	(117,070)	-
Total equity under USGAAP		2,000	-	(787,229)	(785,229)

(i)   The amounts recognised in the cash flow hedge reserve do not meet the recognition criteria under USGAAP. As a consequence the movements in the reserve have been recognised through the profit and loss.

SEED GENETICS INTERNATIONAL PTY LTD
ACN 061 114 814

DIRECTORS' DECLARATION

The directors of the company declare that:

1.   The financial statements and notes, set out on pages 3 to 21,

     i)   give a true and fair view of the financial position of Seed Genetics International Pty Ltd as at 30 June 2012 and of its performance, for the year ended on that date; and

     II)   comply with Accounting Standards in Australia; and

2.   In the directors option there are reasonable grounds to believe that the company will be able to pay its debts as and when they fall due.

Signed in accordance with a resolution of the directors, and for and on behalf of the director by:



....
Dennis Jury
Director

....1.5. / 3 / 13.........
Dated

....
David Pengelly
Director

.........15 . 3 . 2013
Dated

 **Grant Thornton**

Level 1,
67 Greenhill Rd
Wayville SA 5034
GPO Box 1270
Adelaide SA 5001
T 61 8 8372 6666
F 61 8 8372 6677
E info.sa@au.gt.com
W www.grantthornton.com.au

INDEPENDENT AUDITOR'S REPORT
TO THE MEMBERS OF SEED GENETICS INTERNATIONAL PTY LTD

We have audited the accompanying financial report of Seed Genetics International Pty Ltd (the "Company"), which comprises the statement of financial position as at 30 June 2012, the statement of comprehensive income, statement of changes in equity and statement of cash flows for the year then ended, notes comprising a summary of significant accounting policies and other explanatory information and the directors' declaration of the company.

Directors' responsibility for the financial report

The Directors of the Company are responsible for the preparation of the financial report that gives a true and fair view in accordance with Australian Equivalents to International Financial Reporting Standards – Reduced Disclosure Requirements and the Corporations Act 2001. The Directors' responsibility also includes such internal control as the Directors determine is necessary to enable the preparation of the financial report that gives a true and fair view and is free from material misstatement, whether due to fraud or error.

Auditor's responsibility

Our responsibility is to express an opinion on the financial report based on our audit. We conducted our audit in accordance with Australian Auditing Standards. Those standards require us to comply with relevant ethical requirements relating to audit engagements and plan and perform the audit to obtain reasonable assurance whether the financial report is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial report. The procedures selected depend on the auditor's judgement, including the assessment of the risks of material misstatement of the financial report, whether due to fraud or error.


Grant Thornton

In making those risk assessments, the auditor considers internal control relevant to the Company's preparation of the financial report that gives a true and fair view in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the Directors, as well as evaluating the overall presentation of the financial report.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Independence

In conducting our audit, we have complied with the independence requirements of the Corporations Act 2001.

Auditor's opinion

In our opinion:

a   the financial report of Seed Genetics International Pty Ltd is in accordance with the Corporations Act 2001, including:

     i   giving a true and fair view of the Company's financial position as at 30 June 2012 and of its performance for the year ended on that date; and

b   complying with Australian Equivalents to International Financial Reporting Standards – Reduced Disclosure Requirements and the Corporations Regulations 2001.

Grant Thornton

GRANT THORNTON AUDIT PTY LTD
Chartered Accountants

J L Humphrey
Director – Audit & Assurance

Adelaide, 15 March 2013



Financial Report

Seed Genetics International Pty Ltd

Year Ended 30 June 2011

SEED GENETICS INTERNATIONAL PTY LTD
ACN 061 114 814

DIRECTORS' REPORT

The directors present their report together with the financial report of Seed Genetics International Pty Ltd for the financial year ended 30 June 2011.

Directors

The names of the directors in office at any time during, or since the end of the year are:

Mr Dennis Jury
Mr David Stanley Pengelly
Mr Ross Whyte Downes
Mr Mark Harvey

Directors have been in office since the start of the financial year to the date of the report unless otherwise stated.

Principal Activities

The principal activities of the company during the course of the financial year were the wholesale purchasing and sale of seed.

There were no significant changes in the nature of the activities of the company during the year.

Operating Results

The operating profit of the Company, after income tax for the financial year ended 30 June 2011 amounted to $59,400 (2010 loss: $639,301).

Dividends

No dividends were paid or proposed during the financial year.

State of Affairs

There were no other significant changes in the state of affairs of the company during the financial year.

Environmental Regulation

The company's operations are not subject to any significant environmental regulations under Commonwealth or State legislation. However, the Board believes that the Company has adequate systems in place for the management of its environmental requirements and is not aware of any breach of those environmental requirements as they apply to the entity.

Events Subsequent to Balance Date

There has not arisen in the interval between the end of the financial year and the date of this report, any item, transaction or event of a material or unusual nature likely, in the opinion of the Director's of the company to significantly affect the operations, the result of those operations or the state of affairs of the company in future financial years.

SEED GENETICS INTERNATIONAL PTY LTD
ACN 061 114 814

DIRECTORS' REPORT (CONT)

Insurance of Directors and Officers

To the extent permitted by law, the Company has indemnified and fully insured each director and the secretary of the Company. The liabilities insured include costs and expenses that may be incurred in defending civil or criminal proceedings (that may be brought) against the officers of the Company or a related body.

Proceedings on Behalf of Company

No person has applied for leave of court to bring proceedings on behalf of the company or intervene in any proceedings to which the company is a party for the purpose of taking responsibility on behalf of the company for all or any part of those proceedings.

Signed in accordance with a resolution of the board of directors and for and on behalf of the directors by:



....
Dennis Jury
Director

........15/3/13........
Dated

....
David Pengelly
Director

........15 - 3 - 2013........
Dated

Page 2

SEED GENETICS INTERNATIONAL PTY LTD
ACN 061 114 814

STATEMENT OF COMPREHENSIVE INCOME
FOR THE YEAR ENDED 30 JUNE 2011

	Note	2011 $	2010 $
Revenue	2	15,311,546	11,458,606
Cost of goods sold	3	(12,999,932)	(9,890,550)
		2,311,614	1,568,056
Other revenue	2	104,135	231,911
Depreciation expense	3	(13,449)	(11,228)
Employee benefits expenses		(924,823)	(693,389)
Occupancy expenses		(21,725)	(20,950)
Marketing expenses		(343,580)	(147,638)
Other expenses from ordinary activities	3	(696,937)	(1,381,904)
Total operating expenses		(2,000,514)	(2,255,109)
Finance costs		(353,938)	(448,454)
Profit before income tax		61,297	(903,596)
Income tax (expense)/benefit	5	(1,897)	264,295
Profit for the year		59,400	(639,301)
Other comprehensive income			
Gain / (loss) on cash flow hedge		179,147	(117,070)
Total comprehensive income for the year		238,547	(756,371)

The accompanying notes form part of these financial statements

SEED GENETICS INTERNATIONAL PTY LTD
ACN 061 114 814

STATEMENT OF FINANCIAL POSITION
AS AT 30 JUNE 2011

	Note	2011 $	2010 $
CURRENT ASSETS			
Cash and cash equivalents	4	293,826	53,818
Trade and other receivables	6	737,395	1,659,298
Inventories	7	7,561,070	12,166,671
Other current assets	8	112,893	3,743
Derivative financial asset	10	62,077	(117,070)
TOTAL CURRENT ASSETS		8,767,261	13,766,460
NON-CURRENT ASSETS			
Deferred tax asset	5	438,697	440,594
Plant and equipment	9	24,991	15,546
TOTAL NON-CURRENT ASSETS		463,688	456,140
TOTAL ASSETS		9,230,949	14,222,600
CURRENT LIABILITIES			
Trade and other payables	11	5,801,164	8,324,518
Short term provisions	12	64,198	32,839
Financial liabilities	13	3,317,892	5,971,697
Other liabilities	14	483,988	467,532
Current tax liabilities	5	-	(19,507)
TOTAL CURRENT LIABILITIES		9,667,242	14,777,079
NON-CURRENT LIABILITIES			
Long term provisions	12	18,936	29,297
Other liabilities	14	330,000	440,000
TOTAL NON-CURRENT LIABILITIES		348,936	469,297
TOTAL LIABILITIES		10,016,178	15,246,376
NET ASSETS		(785,229)	(1,023,776)
EQUITY			
Share capital	15	2,000	2,000
Cash flow hedge reserve		62,077	(117,070)
Retained earnings		(849,306)	(908,706)
TOTAL EQUITY		(785,229)	(1,023,776)

The accompanying notes form part of these financial statements

SEED GENETICS INTERNATIONAL PTY LTD
ACN 061 114 814

STATEMENT OF CHANGES IN EQUITY
FOR THE YEAR ENDED 30 JUNE 2011

	Issued Capital $	Cash Flow Hedge Reserve $	Retained Earnings $	Total $
Balance at 1 July 2009	2,000	-	(269,405)	(267,405)
Total comprehensive income for the year	-	(117,070)	(639,301)	(756,371)
Balance at 30 June 2010	2,000	(117,070)	(908,706)	(1,023,776)
Balance at 1 July 2010	2,000	(117,070)	(908,706)	(1,023,776)
Total comprehensive income for the year	-	179,147	59,400	238,547
Balance at 30 June 2011	2,000	62,077	(849,306)	(785,229)

The accompanying notes form part of these financial statements

SEED GENETICS INTERNATIONAL PTY LTD
ACN 061 114 814

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED 30 JUNE 2011

	Note	2011 $	2010 $
CASH FLOWS FROM OPERATING ACTIVITIES			
Receipts from customers		16,463,257	11,001,641
Payments to suppliers and employees		(13,212,902)	(10,532,168)
Interest received		783	249
Finance costs		(353,938)	(448,454)
Income tax received / (paid)		19,507	18,997
Net cash provided by operating activities	19	2,916,707	40,265
CASH FLOWS FROM INVESTING ACTIVITIES			
Payments for plant and equipment		(22,894)	(5,737)
Net cash used in investing activities		(22,894)	(5,737)
CASH FLOWS FROM FINANCING ACTIVITIES			
Repayment of related party loans		-	(510,000)
Proceeds from new stock finance facility		2,600,000	5,510,000
Repayments of stock finance facility		(5,510,000)	(5,240,000)
Net cash used in financing activities		(2,910,000)	(240,000)
Net increase in cash held		(16,187)	(205,472)
Cash at the beginning of the financial year	4	(407,879)	(202,407)
Cash at the end of the financial year	4	(424,066)	(407,879)

The accompanying notes form part of these financial statements

SEED GENETICS INTERNATIONAL PTY LTD
ACN 061 114 814

NOTES TO AND FORMING PART OF THE FINANCIAL REPORT
FOR THE YEAR ENDED 30 JUNE 2011

NOTE 1 - STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES

The financial report is a general purpose financial report that has been prepared in accordance with Australian Accounting Standards – Reduced Disclosure Requirements (including Australian Accounting Interpretations) and other authoritative pronouncements of the Australian Accounting Standards Board.

The principal accounting policies adopted in the preparation of the financial report are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

The financial report covers Seed Genetics International Pty Ltd ("Company"). Seed Genetics International Pty Ltd is a company limited by shares, incorporated and domiciled in Australia.

Basis of Preparation
The financial report has been prepared on an accruals basis and is based on historical cost, modified, where applicable by the measurement at fair value of selected non current assets, financial assets and financial liabilities.

The financial statements were authorised for issue by the directors on 15 March 2013.

Accounting Policies

(a)   Revenue and Other Income
Revenue is measured at fair value of the consideration received or receivable.

Revenue from the sale of goods is recognised when the risk and title to the goods transfer to the customer.

Interest revenue is recognised on a proportional basis taking into account the interest rate applicable to the financial assets.

All revenue is stated net of the amount of goods and services tax (GST).

(b)   Borrowing Costs
All borrowing costs are recognised in the Statement of Comprehensive Income in the period in which they are incurred.

(c)   Foreign Currency
Transactions and balances
Foreign currency transactions and balances are translated into functional currency using the exchange rates prevailing at the date of the transaction. Foreign currency monetary items are translated at the year-end exchange rate.

Non-monetary items measured at historical cost continue to be carried at the exchange rate at the date of transaction. Non-monetary items are measured at fair value are reported at the exchange rate at the date when fair values were determined.

Exchange differences arising on the translation of non-monetary items are recognised through the statement of comprehensive income.

(d)   Income Tax
The income tax expense (revenue) for the year comprises current income tax expense (income) and deferred tax expense (income).

Current income tax expense charged to the profit or loss is the tax payable on taxable income calculated using the applicable income tax rates as at reporting date. Current tax liabilities (assets) are therefore measured at the amounts expected to be paid to (recovered from) the relevant taxation authority.

Deferred income tax expense reflects movements in deferred tax asset and deferred tax liability balances during the year as well as unused tax losses.

NOTES TO AND FORMING PART OF THE FINANCIAL REPORT
FOR THE YEAR ENDED 30 JUNE 2011

NOTE 1 - STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (CONT)

Accounting Policies (Cont)

(d)   Income Tax (Cont)
Current and deferred income tax expense (income) is charged or credited directly to equity instead of the profit or loss when the tax relates to items that are credited or charged to equity.

Deferred tax assets and liabilities are ascertained based on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. Deferred tax assets also result where amounts have been fully expensed but future tax deductions are available. No deferred income tax will be recognised from the initial recognition of an asset or liability, excluding a business combination, where there is no effect on accounting or taxable profit or loss.

Deferred tax assets and liabilities are calculated at the tax rates that are expected to apply to the period when the asset is realised or liability is settled based on tax rates at balance date. Their measurements also reflect the manner in which management expects to recover or settle the carrying amount of the related asset or liability.

Deferred tax relating to temporary differences and unused tax losses are recognised only to the extent that it is probable that future taxable profit will be available against which the benefits of the deferred tax asset can be utilised.

(e)   Cash and Cash Equivalents
Cash and cash equivalents include cash on hand, deposits held at call with banks, other short-term highly liquid investments with original maturities of three months or less, and bank overdrafts. Bank overdrafts are shown within short-term borrowings in current liabilities on the statement of financial position.

(f)   Inventories
Inventories are measured at the lower of estimated purchase price and net realisable value. The estimated purchase price reflects managements best estimate of the expected purchase price of seed from growers.

Net realisable value is determined on the basis of normal selling patterns. Expenses of marketing, selling and distribution to customers are estimated and are deducted to establish net realisable value.

(g)   Plant and Equipment
Plant and Equipment
Plant and equipment are carried at cost or fair value less, where applicable, any accumulated depreciation and impairment losses.

The carrying amount of plant and equipment is reviewed annually by the directors to ensure it is not in excess of the recoverable amount from these assets. The recoverable amount is assessed on the basis of the expected net cash flows that will be received from the asset's employment and subsequent disposal. The expected net cash flows have been discounted to their present values in determining recoverable amounts.

Depreciation
The depreciable amount of all fixed assets is depreciated over their useful lives to the economic entity commencing from the time the asset is held ready for use.
Leasehold improvements are depreciated over the shorter of either the unexpired period of the lease or the estimated useful lives of the improvements. The average depreciation rate used for the depreciation of plant and equipment ranges from 10% - 67% (2010: 10% - 67%).

The asset's residual values and useful lives are reviewed, and adjusted if appropriate, at each balance date.

SEED GENETICS INTERNATIONAL PTY LTD
ACN 061 114 814

NOTES TO AND FORMING PART OF THE FINANCIAL REPORT
FOR THE YEAR ENDED 30 JUNE 2011

NOTE 1 - STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (CONT)

(g) **Plant and Equipment (Cont)**
Depreciation (Cont)
An asset's carrying amount is written down immediately to its recoverable amount if the asset's carrying amount is greater than its estimated recoverable amount.

Gains and losses on disposals are determined by comparing proceeds with the carrying amount. These gains and losses are included in the statement of comprehensive income. When revalued assets are sold, amounts included in the revaluation reserve relating to that asset are transferred to retained earnings.

(h) **Provisions**
Provisions are recognised when the company has a legal or constructive obligation, as a result of past events, for which it is probable that an outflow of economic benefits will result and that outflow can be reliably measured.

(i) **Employee Benefits**
Provision is made for the company's liability for employee benefits arising from services rendered by employees to balance date. Employee benefits that are expected to be settled within one year have been measured at the amounts expected to be paid when the liability is settled, plus related on-costs. Employee benefits payable later than one year have been measured at the present value of the estimated future cash outflows to be made for those benefits. Those cash flows are discounted using market yields on national government bonds with terms to maturity that match the expected timing of cash flows.

(j) **Goods and Service Tax (GST)**
Revenues, expenses and assets are recognised net of the amount of GST, except where the amount of GST incurred is not recoverable from the Tax Office ATO. In these circumstances the GST is recognised as part of the cost of acquisition of the asset or as part of an item of the expense. Receivables and payables in the statement of financal position are shown inclusive of GST.

Cash flows are presented in the statement of cash flows on a gross basis, except for the GST component of investing and financing activities, which are disclosed as operating cash flows.

(k) **Leases**
Leases of fixed assets where substantially all the risks and benefits incidental to the ownership of the asset, but not the legal ownership that is transferred to entities in the economic entity, are classified as finance leases.

Lease payments for operating leases, where substantially all the risks and benefits remain with the lessor, are charged as expenses in the periods in which they are incurred.

Lease incentives under operating leases are recognised as a liability and amortised on a straight-line basis over the life of the lease term.

(l) **Comparative Figures**
When required by Accounting Standards, comparative figures have been adjusted to conform to changes in presentation for the current financial year.

NOTES TO AND FORMING PART OF THE FINANCIAL REPORT
FOR THE YEAR ENDED 30 JUNE 2011

NOTE 1 - STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (CONT)

(m)   Impairment of Assets

At each reporting date, the company reviews the carrying values of its tangible and intangible assets to determine whether there is any indication that those assets have been impaired. If such an indication exists, the recoverable amount of the asset, being the higher of the asset's fair value less costs to sell and value in use, is compared to the asset's carrying value. Any excess of the asset's carrying value over its recoverable amount is expensed to the statement of comprehensive income.

Impairment testing is performed annually for tangible and intangible assets with indefinite lives.

Where it is not possible to estimate the recoverable amount of an individual asset, the company identifies the best estimate.

(n)   Critical Accounting Estimates and Judgments

The directors evaluate estimates and judgments incorporated into the financial report based on historical knowledge and best available current information. Estimates assume a reasonable expectation of future events and are based on current trends and economic data, obtained both externally and within the company.

Impairment
The company assesses impairment at each reporting date by evaluating conditions specific to the company that may lead to impairment of assets. Where an impairment trigger exists, the recoverable amount of the asset is determined. Value-in-use calculations performed in assessing recoverable amounts incorporate a number of key estimates.

Doubtful Debts Provision
The provision for doubtful debts is based on prior history and understanding of the position of each debtor as at 30 June 2011.

(o)   Financial Instruments
Recognition and Initial Measurement
Financial assets and financial liabilities are recognised when the consolidated entity becomes a party to the contractual provisions of the instrument. For financial assets, this is equivalent to the date that the consolidated entity commits itself to either the purchase or sale of the asset.

Payables and receivables
Payables and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market and are stated at amortised cost using the effective interest rate method where applicable.

Financial liabilities
Non-derivative financial liabilities (excluding financial guarantees) are subsequently measured at amortised cost.

Impairment
At each reporting date, the consolidated entity assesses whether there is objective evidence that a financial instrument has been impaired. In the case of available-for-sale financial instruments, a prolonged decline in the value of the instrument is considered to determine whether an impairment has arisen. Impairment losses are recognised in the statement of comprehensive income.

Derecognition
Financial assets are derecognised where the contractual rights to receipt of cash flows expires or the asset is transferred to another party whereby the entity no longer has any significant continuing involvement in the risks and benefits associated with the asset. Financial liabilities are derecognised where the related obligations are either discharged, cancelled or expired. The difference between the carrying value of the financial liability extinguished or transferred to another party and the fair value of consideration paid, including the transfer of non-cash assets or liabilities assumed, is recognised in profit or loss.

NOTES TO AND FORMING PART OF THE FINANCIAL REPORT
FOR THE YEAR ENDED 30 JUNE 2011

NOTE 1 - STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (CONT)

(p)   **Standards, amendments and interpretations to existing standards that are not yet**
            effective and have not been adopted early by the Group

At the date of authorisation of these financial statements, certain new standards, amendments
and interpretations to existing standards have been published but are not yet effective, and have
not been adopted early by the Group.

Management anticipates that all of the relevant pronouncements will be adopted in the Group's
accounting policies for the first period beginning after the effective date of the pronouncement.
Information on new standards, amendments and interpretations that are expected to be relevant
 to the Group's financial statements is provided below.

Certain other new standards and interpretations have been issued but are not expected to have
a material impact on the Group's financial statements.

AASB 9 *Financial Instruments* **(effective from 1 January 2013)**
The AASB aims to replace AASB 139 Financial Instruments: Recognition and Measurement in
its entirety. The replacement standard (AASB 9) is being issued in phases. To date, the
chapters dealing with recognition, classification, measurement and derecognition of financial
assets and liabilities have been issued. These chapters are effective for annual periods
beginning 1 January 2013. Further chapters dealing with impairment methodology and hedge
 accounting are still being developed.

Management have yet to assess the impact that this amendment is likely to have on the
financial statements of the Group. However, they do not expect to implement the amendments
until all chapters of AASB 9 have been published and they can comprehensively assess the
impact of all changes.

Consolidation Standards
A package of consolidation standards are effective for annual periods beginning or after 1
January 2013. Information on these new standards is presented below. The Group's management
have yet to assess the impact of these new and revised standards on the Group's consolidated
financial statements.

AASB 10 Consolidated Financial Statements (AASB 10)
AASB 10 supersedes the consolidation requirements in AASB 127 Consolidated and Separate
Financial Statements (AASB 127) and Interpretation 112 Consolidation – Special Purpose
Entities. It revised the definition of control together with accompanying guidance to identify an
interest in a subsidiary. However, the requirements and mechanics of consolidation and the
accounting for any non-controlling interests and changes in control remain the same.

AASB 11 Joint Arrangements (AASB 11)
AASB 11 supersedes AASB 131 Interests in Joint Ventures (AASB 131). It aligns more closely the
accounting by the investors with their rights and obligations relating to the joint arrangement.
It introduces two accounting categories (joint operations and joint ventures) whose applicability
is determined based on the substance of the joint arrangement. In addition, AASB 131's option of
using proportionate consolidation for joint ventures has been eliminated. AASB 11 now requires
the use of the equity accounting method for joint ventures, which is currently used for
investments in associates.

AASB 12 Disclosure of Interests in Other Entities (AASB 12)
AASB 12 integrates and makes consistent the disclosure requirements for various types of
investments, including unconsolidated structured entities. It introduces new disclosure
requirements about the risks to which an entity is exposed from its involvement with structured
entities.

SEED GENETICS INTERNATIONAL PTY LTD
ACN 061 114 814

NOTES TO AND FORMING PART OF THE FINANCIAL REPORT
FOR THE YEAR ENDED 30 JUNE 2011

NOTE 1 - STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (CONT)

(p)   Standards, amendments and interpretations to existing standards that are not yet effective and have not been adopted early by the Group (Cont)

Consequential amendments to AASB 127 Separate Financial Statements (AASB 127)
and AASB 128 Investments in Associates and Joint Ventures (AASB 128)
AASB 127 Consolidated and Separate Financial Statements was amended to AASB 127 Separate Financial Statements which now deals only with separate financial statements. AASB 128 brings investments in joint ventures into its scope. However, AASB 128's equity accounting methodology remains unchanged.

AASB 13 Fair Value Measurement (AASB 13)
AASB 13 does not affect which items are required to be fair-valued, but clarifies the definition of fair value and provides related guidance and enhanced disclosures about fair value measurements. It is applicable for annual periods beginning on or after 1 January 2013. The Group's management have yet to assess the impact of this new standard.

AASB 2011-9 Amendments to Australian Accounting Standards Presentation of Items of Other Comprehensive Income s (AASB 101 Amendments)
The AASB 101 Amendments require an entity to group items presented in other comprehensive income into those that, in accordance with other IFRSs: (a) will not be reclassified subsequently to profit or loss and (b) will be reclassified subsequently to profit or loss when specific conditions are met. It is applicable for annual periods beginning on or after 1 July 2012. The Group's management expects this will change the current presentation of items in other comprehensive income; however, it will not affect the measurement or recognition of such items.

AASB 2011-4 Amendments to Australian Accounting Standards to Remove Individual Key Management Personnel Disclosure Requirements (AASB 124 Amendments)
AASB 2011-4 makes amendments to AASB 124 Related Party Disclosures to remove individual key management personnel disclosure requirements, to achieve consistency with the international equivalent (which includes requirements to disclose aggregate (rather than individual) amounts of KMP compensation), and remove duplication with the Corporations Act 2011. The amendments are applicable for annual periods beginning on or after 1 July 2013. The Group's management have yet to assess the impact of these amendments.

	2011 $	2010 $
NOTE 2 - REVENUE		
Revenue from sale of goods	15,311,546	11,458,606
	15,311,546	11,458,606
Other Revenue		
From Operating Activities		
Interest received or due and receivable - other persons	783	249
Grant income	59,330	105,306
Foreign exchange gain / (loss)	40,182	96,873
Other income	3,840	29,483
	104,135	231,911

SEED GENETICS INTERNATIONAL PTY LTD
ACN 061 114 814

NOTES TO AND FORMING PART OF THE FINANCIAL REPORT
FOR THE YEAR ENDED 30 JUNE 2011

	2011 $	2010 $
NOTE 3 - PROFIT FROM ORDINARY ACTIVITIES BEFORE **INCOME TAX EXPENSE**		

Profit from ordinary activities before income tax expense has been arrived at after charging/(crediting) the following items:

	2011 $	2010 $
Cost of goods sold	12,999,932	9,890,550
Depreciation of plant and equipment	13,449	11,228

Other expenses from ordinary activities are made up of the significant items below:

	2011 $	2010 $
Insurance	27,997	38,643
Legal expenses	10,483	351,338
Motor vehicle expenses	32,421	32,193
Research and development	20,289	30,329
Royalties	-	600,000
Travel	53,679	88,903
Foreign exchange adjustment	382,453	112,901
Other sundry expenses	169,615	127,597
	696,937	1,381,904

NOTE 4 - CASH AND CASH EQUIVALENTS

	2011 $	2010 $
Cash at bank and in hand	293,826	53,818

Reconciliation of cash
Cash at the end of the financial year as shown in the statement of cash flows is reconciled to items in the statement of financial position as follows:

	2011 $	2010 $
Cash and cash equivalents	293,826	53,818
Bank overdraft	(717,892)	(461,697)
	(424,066)	(407,879)

SEED GENETICS INTERNATIONAL PTY LTD
ACN 061 114 814

NOTES TO AND FORMING PART OF THE FINANCIAL REPORT
FOR THE YEAR ENDED 30 JUNE 2011

	2011	2010
NOTE 5 - INCOME TAX		
Income Tax Expense/(benefit)		
Recognised in the statement of comprehensive income		
Current tax expense/(benefit)		
Current year	-	-
	-	-
Deferred tax expense/(benefit)		
Origination and reversal of temporary differences	1,897	(264,295)
	1,897	(264,295)
Total income tax expense in statement of comprehensive income	1,897	(264,295)
Numerical reconciliation between tax expense and pre-tax net profit		
(Loss)/profit before tax	61,297	(903,596)
Income tax expense using the domestic corporate tax rate of 30% (2010: 30%)	18,389	(271,079)
Increase / (decrease) in income tax expense due to:		
Tax losses recouped	(4,538)	-
Non-deductible expenses	(11,954)	6,784
Total current income tax expense / (benefit)	1,897	(264,295)
(a) **Tax Assets / Liabilities**		
Current		
Income Tax Payable/(refund)	-	(19,507)
Non Current		
Deferred Tax Assets		
Tax losses carried forward	419,120	423,658
Provisions	16,592	12,398
Foreign Exchange Loss	2,985	4,538
	438,697	440,594
Balance of franking account at year end adjusted for franking credits arising from payment of provision for income tax	79,084	98,591

SEED GENETICS INTERNATIONAL PTY LTD
ACN 061 114 814

NOTES TO AND FORMING PART OF THE FINANCIAL REPORT
FOR THE YEAR ENDED 30 JUNE 2011

	2011 $	2010 $
NOTE 6 - TRADE AND OTHER RECEIVABLES		
Current		
Trade debtors	551,573	1,451,498
Provision for impairment of receivables	-	-
Other receivables	185,822	207,800
	737,395	1,659,298

Sales are settled in foreign currencies. No exposure to foreign currency movements exist as sales are hedged using forward contracts.

NOTE 7 - INVENTORIES

Inventories	7,561,070	12,166,671

NOTE 8 - OTHER ASSETS

Current

Prepayments	112,893	3,743

NOTE 9 - PLANT AND EQUIPMENT

Plant and equipment - at cost	76,654	56,534
Less: Accumulated depreciation	(51,663)	(40,988)
Total plant and equipment - Net Book Value	24,991	15,546

Reconciliation

Plant and Equipment:

Carrying amount at beginning of the year	15,546	26,774
Additions	22,894	-
Disposals	-	-
Depreciation	(13,449)	(11,228)
Carrying amount at the end of the year	24,991	15,546

SEED GENETICS INTERNATIONAL PTY LTD
ACN 061 114 814

NOTES TO AND FORMING PART OF THE FINANCIAL REPORT
FOR THE YEAR ENDED 30 JUNE 2011

	2011 $	2010 $
NOTE 10 - DERIVATIVE FINANCIAL ASSETS		
Forward foreign exchange contracts - cash flow hedges	62,077	(117,070)

(a) Instruments used by the company

The company is party to derivative financial instruments in the normal course of business in order to hedge exposure to fluctuations in foreign exchange rates in accordance with the company's financial risk management policies.

(i) Forward exchange contracts - cash flow hedges
The Australian operations sell through out the world. In order to protect against exchange movements, the company has entered into forward exchange contracts to sell US Dollars and EURO's.

These contracts are hedging highly probable receipts for the ensuing financial year. The contracts are timed to mature when receipts from sales are scheduled to be made.

The portion of the gain or loss on the hedging instrument that is determined to be as effective hedge is recognised in other comprehensive income. When the cash flows occur, the group adjusts the initial measurement of the component recognised in the balance sheet by removing the amount from other comprehensive income.

NOTE 11 - TRADE AND OTHER PAYABLES

	2011 $	2010 $
Current		
Trade creditors	5,801,164	8,324,518
	5,801,164	8,324,518

NOTE 12 - PROVISIONS

	2011 $	2010 $
Current		
Annual leave	13,386	12,031
Long service leave	22,985	-
Payroll liabilities	27,827	20,808
	64,198	32,839
Non-Current		
Long service leave	18,936	29,297
	18,936	29,297

Provision for Long-Term Employee Benefits
A provision has been recognised for non current benefits relating to long service leave for employees.

In calculating the present value of future cash flows, the probability of long service leave being taken is based on historical data. The measurement and recognition criteria for employee benefits has been included in Note 1.

NOTES TO AND FORMING PART OF THE FINANCIAL REPORT
FOR THE YEAR ENDED 30 JUNE 2011

	Note	2011 $	2010 $
NOTE 13 - FINANCIAL LIABILITIES			
Current			
Bank overdraft		717,892	461,697
Director loan		-	510,000
Stock finance facility		2,600,000	5,000,000
		3,317,892	5,971,697

Charge

The bank debt is secured by a fixed and floating charge over all the present and future rights, property and undertakings of the company. Each of the directors have also provided a directors guarantee to support the bank overdraft facility. The covenants imposed by the bank include a capital adequacy ratio and a times interest earned cover.

The company was in breach of the covenants at the years ended 30 June 2010 and 30 June 2011 however the bank took no action with respect to the breaches. The company did not receive a formal waiver of these breaches from the bank.

	Note	2011 $	2010 $
NOTE 14 - OTHER LIABILITIES			
Customer deposits		373,988	247,532
Current royalty payable		110,000	220,000
		483,988	467,532
Non-Current royalty payable		330,000	440,000

		2011 $	2010 $
NOTE 15 - SHARE CAPITAL			
2,000 ordinary shares (2011: 2,000) fully paid		2,000	2,000

	No. of Shares	$
Reconciliation:		
Opening balance	2,000	2,000
Closing balance	2,000	2,000

Issued Capital

Fully paid ordinary shares are subject to the following rights and privileges and conditions. To receive notice of, attend and vote at all general meetings in accordance with the provisions of the Constitution.

To receive in common with other holders of Ordinary Shares all dividends, distributions and other profits and upon a reduction of capital or winding up of the Company to participate pari passu with the other holders of Ordinary Shares in the surplus assets of the Company.

NOTES TO AND FORMING PART OF THE FINANCIAL REPORT
FOR THE YEAR ENDED 30 JUNE 2011

	2011 $	2010 $
NOTE 16 - COMMITMENTS		

(a) Operating Lease Commitments
Non-cancellable operating leases contracted for but not capitalised in the
financial statements.

Payable - minimum lease commitments:

	2011 $	2010 $
Not later than 12 months	13,500	16,200
Between 12 months and five years	-	13,456
Greater than 5 years	-	-
	13,500	29,656

The property lease is a non-cancellable lease for 138 Greenhill Road, Unley, SA 5061. The lease has
a term of two years, with rent payable monthly in advance. Contingent rental provisions within the
lease agreement identify that the minimum lease payments maybe increased as a result a joint review.
A one year right of renewal is in place and can be exercised at the end of the agreement at 30 April 2012.

The company also has a non cancellable lease for rent of the Keith Office. Rent is paid monthly with
no defined term.

(b) Growers Committment
The Company has entered into contracts with its growers varying in term of between 1 and 7 years to
purchase all SGI seed prodcued at prices to be determined following delivery.

NOTE 17 - CONTINGENT LIABILITIES

The directors are not aware of any circumstances or information which would lead them to believe that
any contingent liabilities exist that would crystallise and consequently no provisions are included in the
the accounts in respect of these matters.

NOTE 18 - EVENTS SUBSEQUENT TO BALANCE DATE

There has not arisen in the interval between the end of the financial year and the date of this report,
any item, transaction or event of a material or unusual nature likely, in the opinion of the Directors
of the company to significantly affect the operations, the result of those operations or the state of
affairs of the company in future financial years.

SEED GENETICS INTERNATIONAL PTY LTD
ACN 061 114 814

NOTES TO AND FORMING PART OF THE FINANCIAL REPORT
FOR THE YEAR ENDED 30 JUNE 2011

	2011 $	2010 $
NOTE 19 - NOTES TO THE CASH FLOW STATEMENT		
Reconciliation of operating profit after income tax to net cash provided by operating activities		
Operating profit after income tax	59,400	(639,301)
Add non-cash items: Depreciation	13,449	16,966
Net cash provided by operating activities before change in assets and liabilities	72,849	(622,335)
Change in assets and liabilities during the financial year		
(Increase)/decrease in trade receivables	921,903	(812,437)
(Increase)/decrease in inventory	4,605,601	2,371,573
(Increase)/decrease in prepayments	(109,150)	3,198
Increase/(decrease) in trade payable	(2,523,354)	(1,440,447)
Increase/(decrease) in other liabilities	(93,544)	783,810
(Increase)/decrease in current and deferred tax balances	21,404	(245,132)
Increase/(decrease) in provisions	20,998	2,035
	2,916,707	40,265

NOTE 20 - RELATED PARTIES

Directors
The names of each person holding the position of director of the company during the financial year are messrs D Jury, M Harvey, R Downes and D Pengelly.

David Pengelly has entered into a material contract with the company through the related party Bungalally Farms. Bungalally Farms sells seed to the company which is valued and paid through the established procedures. The total value of seed purchased during the year was $1,138,898 (2010: $1,030,433).

Balance owing to Bungalally Farms as at 30 June 2011 $212,161 (2010: $440,725)

From time to time Directors of the company or their Director-related entities may purchase goods from the company. These purchases are on the same terms and conditions as those entered into by other company employees except that Directors may not purchase on credit terms.

	Number Held	Number Held
Directors' Shareholdings		
The relevant interests of Directors and their Director-related entities in shares of the company at year end are:		
Ordinary Shares	2,000	2,000

As at 30 June 2011 there are no Related Party Loans (2010: $510,000).

NOTES TO AND FORMING PART OF THE FINANCIAL REPORT
FOR THE YEAR ENDED 30 JUNE 2011

NOTE 21 - KEY MANAGEMENT PERSONNEL COMPENSATION

	Short Term Benefits Salary and Fees $	Post Employment Benefits Superannuation $	Other $	Total $
2011 Total compensation	447,000	12,150	42,600	501,750
2010 Total compensation	371,613	8,983	39,600	420,196

NOTE 22 - COMPANY DETAILS

The registered office and principal place of business of the company is:

Registered Office	Principal Place of Business
C/- Grant Thornton Australia Ltd	138 Greenhill Road
Level 1	Unley, SA 5061
67 Greenhill Road	
Wayville, SA 5034	

NOTE 23 - USGAAP AND A-IFRS GENERALLY ACCEPTED ACCOUNTING
POLICY DIFFERENCES

The Company's audited consolidated financial statements are prepared in accordance with Australian IFRS (A-IFRS), which differ in certain respects from US generally accepted accounting principles (GAAP). The following items present the impact of material differences between A-IFRS and US GAAP on the Company's audited consolidated financial statements.

(a)   Consolidated income statements

		Consolidated 2011 $	2010 $
Profit/(Loss) for the year based on AIFRS		59,400	(639,301)
Reversal of hedge accounting through profit/(loss)	(i)	179,147	(117,070)
Profit for the year based on US GAAP		238,547	(756,371)

(i)   The cash flow hedge reserve captures the fair value of hedges at balance date undertaken
for specific sales transactions which will occur in future periods. The basis for hedge
accounting does not meet the requirements of USGAAP. As a consequence the movements
in the reserve have been recognised through the profit and loss in the period.

SEED GENETICS INTERNATIONAL PTY LTD
ACN 061 114 814

NOTES TO AND FORMING PART OF THE FINANCIAL REPORT
FOR THE YEAR ENDED 30 JUNE 2011

NOTE 23 - USGAAP AND A-IFRS GENERALLY ACCEPTED ACCOUNTING
POLICY DIFFERENCES (CONT)

(b)   Consolidated statement of changes in equity

The following table reconciles the total equity as at 30 June 2011 as reported in the audited consolidated statements of changes in equity reported under A-IFRS to what would have been reported had the audited consolidated financial statements been prepared in accordance with USGAAP:

	Notes	Contributed Equity $	Cash flow Hedge Reserves $	Retained Earnings $	Total $
Total Equity under AIFRS		2,000	62,077	(849,306)	(7,825,229)
Reversal of hedge accounting through profit/(loss)	**(i)**	-	(179,147)	179,147	-
Prior period	**(ii)**	-	117,070 -	117,070	-
Total equity under USGAAP		2,000	-	(787,229)	(7,825,229)

The following table reconciles the total equity as at 30 June 2010 as reported in the audited consolidated statements of changes in equity reported under A-IFRS to what would have been reported had the audited consolidated financial statements been prepared in accordance with USGAAP:

	Notes	Contributed Equity $	Cash flow Hedge Reserves $	Retained Earnings $	Total $
Total Equity under AIFRS		2,000	(117,070)	(908,706)	(1,023,776)
Hedge accounting	**(i)**	-	117,070	(117,070)	-
Prior period		-	-	-	-
Total equity under USGAAP		2,000	-	(1,025,776)	(1,023,776)

(i)   The amounts recognised in the cash flow hedge reserve do not meet the recognition criteria under USGAAP. As a consequence the movements in the reserve have been recognised through the profit and loss.

(ii)   Represents amounts reversed from the prior periods.

SEED GENETICS INTERNATIONAL PTY LTD
ACN 061 114 814

DIRECTORS' DECLARATION

The directors of the company declare that:

1. The financial statements and notes, set out on pages 3 to 21.

    i)   give a true and fair view of the financial position of Seed Genetics International Pty Ltd as at 30 June 2011 and of its performance, for the year ended on that date; and

    ii) comply with Accounting Standards in Australia; and

2. In the directors option there are reasonable grounds to believe that the company will be able to pay its debts as and when they fall due.

Signed in accordance with a resolution of the directors, and for and on behalf of the director by:



....
Dennis Jury
Director

..........15 / 3 / 13..........
Dated



....
David Pengelly
Director

..........15 . 3 . 2013..........
Dated

Level 1,
67 Greenhill Rd
Wayville SA 5034
GPO Box 1270
Adelaide SA 5001
T 61 8 8372 6666
F 61 8 8372 6677
E info.sa@au.gt.com
W www.grantthornton.com.au

INDEPENDENT AUDITOR'S REPORT
TO THE MEMBERS OF SEED GENETICS INTERNATIONAL PTY LTD

We have audited the accompanying financial report of Seed Genetics International Pty Ltd (the "Company"), which comprises the statement of financial position as at 30 June 2011, the statement of comprehensive income, statement of changes in equity and statement of cash flows for the year then ended, notes comprising a summary of significant accounting policies and other explanatory information and the directors' declaration of the company.

Directors' responsibility for the financial report

The Directors of the Company are responsible for the preparation of the financial report that gives a true and fair view in accordance with Australian Accounting Standards – Reduced Disclosure Requirements and the Corporations Act 2001. The Directors' responsibility also includes such internal control as the Directors determine is necessary to enable the preparation of the financial report that gives a true and fair view and is free from material misstatement, whether due to fraud or error.

Auditor's responsibility

Our responsibility is to express an opinion on the financial report based on our audit. We conducted our audit in accordance with Australian Auditing Standards. Those standards require us to comply with relevant ethical requirements relating to audit engagements and plan and perform the audit to obtain reasonable assurance whether the financial report is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial report. The procedures selected depend on the auditor's judgement, including the assessment of the risks of material misstatement of the financial report, whether due to fraud or error.


GrantThornton

In making those risk assessments, the auditor considers internal control relevant to the Company's preparation of the financial report that gives a true and fair view in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the Directors, as well as evaluating the overall presentation of the financial report.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Independence
In conducting our audit, we have complied with the independence requirements of the Corporations Act 2001.

Auditor's opinion
In our opinion:

a   the financial report of Seed Genetics International Pty Ltd is in accordance with the Corporations Act 2001, including:

     i   giving a true and fair view of the Company's financial position as at 30 June 2011 and of its performance for the year ended on that date; and

b   complying with Australian Equivalents to International Financial Reporting Standards – Reduced Disclosure Requirements and the Corporations Regulations 2001.



GRANT THORNTON AUDIT PTY LTD
Chartered Accountants

J L Humphrey
Director – Audit & Assurance

Adelaide, 15 March 2013

SEED GENETICS INTERNATIONAL PTY LTD
ACN 061 114 814

DIRECTORS REPORT

DIRECTORS

The names of the Directors of Seed Genetics International Pty Ltd in office during the interim financial reporting period and at the date of this report are:

- Mr D Pengelly – resigned 2 April 2013
- Mr M Harvey – resigned 2 April 2013
- Mr R Downes – resigned 2 April 2013
- Mr D Jury – resigned 2 April 2013
- Mr M Culhane – appointed 2 April 2013

AUDITOR'S INDEPENDENCE DECLARATION

Section 307C of the *Corporations Act 2001* requires our auditors, Grant Thornton Audit Pty Ltd, to provide the directors of Seed Genetics International Pty Ltd with an Independence Declaration in relation to the review of the interim financial report. This Independence Declaration is made on the following page and forms part of this Directors' Report.

Dated at Adelaide this 5th day of June 2013 and signed in accordance with a resolution of the Directors who were in office for the relevant period.

Mr D Pengelly
Director

1

Level 1,
67 Greenhill Rd
Wayville SA 5034
GPO Box 1270
Adelaide SA 5001
T 61 8 8372 6666
F 61 8 8372 6677
E info.sa@au.gt.com
W www.grantthornton.com.au

AUDITOR'S INDEPENDENCE DECLARATION
TO THE DIRECTORS OF SEED GENETICS INTERNATIONAL PTY LTD

In accordance with the requirements of section 307C of the Corporations Act 2001, as lead auditor for the review of Seed Genetics International Pty Ltd for the nine month period ended 31 March 2013, I declare that, to the best of my knowledge and belief, there have been:

a   no contraventions of the auditor independence requirements of the Corporations Act 2001 in relation to the review; and

b   no contraventions of any applicable code of professional conduct in relation to the review.



GRANT THORNTON AUDIT PTY LTD
Chartered Accountants

J L Humphrey
Director – Audit & Assurance

Adelaide, 5 June 2013

SEED GENETICS INTERNATIONAL PTY LTD
ACN 061 114 814

STATEMENT OF PROFIT AND LOSS AND COMPREHENSIVE INCOME
FOR THE PERIOD ENDED 31 MARCH 2013

	Note	9 months ended 31 March 2013 $	9 months ended 31 March 2012 $
Revenue	3	12,290,146	11,376,818
Cost of goods sold		(10,094,484)	(8,861,997)
		2,195,662	2,514,821
Other revenue		85,428	50,064
Depreciation expense		(14,258)	(9,227)
Employee benefits expenses		(1,028,435)	(740,273)
Occupancy expenses		(33,796)	(18,975)
Marketing expenses		(86,724)	(156,136)
Other expenses from ordinary activities	4	(514,768)	(319,762)
Total operating expenses		1,677,981	1,244,373
Finance costs		163,602	167,193
Profit before income tax		439,507	1,153,319
Income tax (expense)/benefit		(132,425)	(364,281)
Profit for the year		307,082	789,038
Other comprehensive income			
Gain/(loss) on cash flow hedges		54,982	-
Total comprehensive income for the year		362,064	789,038

The statement of profit and loss and other comprehensive income is to be read in conjunction with the notes to the interim financial statements.

3

SEED GENETICS INTERNATIONAL PTY LTD
ACN 061 114 814

STATEMENT OF FINANCIAL POSITION
AS AT 31 MARCH 2013

	Note	31 March 2013 $	30 June 2012 $
CURRENT ASSETS			
Cash and cash equivalents		20,176	737,835
Trade and other receivables		5,067,564	2,844,857
Inventories		20,130,218	10,314,167
Other current assets		14,607	24,607
Derivative financial assets		58,928	-
TOTAL CURRENT ASSETS		25,291,493	13,921,466
NON-CURRENT ASSETS			
Deferred tax asset		24,446	25,018
Plant and equipment	6	273,887	30,970
TOTAL NON-CURRENT ASSETS		298,333	55,988
TOTAL ASSETS		25,589,826	13,977,454
CURRENT LIABILITIES			
Trade and other payables		17,278,564	11,265,954
Short term provisions		55,221	76,847
Financial liabilities	7	7,914,936	2,000,000
Other liabilities		145,708	207,670
Current tax liabilities		(69,190)	72,029
Derivative financial liabilities		-	54,982
TOTAL CURRENT LIABILITIES		25,325,239	13,677,482
NON-CURRENT LIABILITIES			
Long term provisions		26,265	17,714
Other liabilities		110,000	220,000
TOTAL NON-CURRENT LIABILITIES		136,265	237,714
TOTAL LIABILITIES		25,461,504	13,915,196
NET ASSETS		128,322	62,258
EQUITY			
Share capital		2,000	2,000
Cashflow hedge reserve		-	(54,982)
Retained earnings		126,322	115,240
TOTAL EQUITY		128,322	62,258

The statement of financial position is to be read in conjunction with the notes to the interim financial statements.

SEED GENETICS INTERNATIONAL PTY LTD
ACN 061 114 814

STATEMENT OF CHANGES IN EQUITY
FOR THE PERIOD ENDED 31 MARCH 2013

	Note	Issued Capital $	Cash Flow Hedge Reserve $	Retained Earnings $	Total $
Balance at 1 July 2012		2,000	(54,982)	115,240	62,258
Dividend paid	5	-	-	(296,000)	(296,000)
Total comprehensive income for the period		-	54,982	307,082	362,064
Balance at 31 March 2013		2,000	-	126,322	128,322

The statement of changes in equity is to be read in conjunction with the notes to the interim financial statements.

SEED GENETICS INTERNATIONAL PTY LTD
ACN 061 114 814

STATEMENT OF CASH FLOWS
FOR THE PERIOD ENDED 31 MARCH 2013

	9 months ended 31 March 2013	9 months ended 31 March 2012
CASH FLOWS FROM OPERATING ACTIVITIES		
Receipts from customers	10,090,645	8,011,955
Payments to suppliers and employees	(15,713,328)	(9,664,288)
Interest received	3,294	2,237
Finance costs	(186,959)	(182,144)
Income tax paid	(273,072)	-
Net cash provided by operating activities	(6,079,420)	(1,832,240)
CASH FLOWS FROM INVESTING ACTIVITIES		
Payments for plant and equipment	(257,176)	(6,906)
Net cash used in investing activities	(257,176)	(6,906)
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from borrowings	9,774,937	5,451,258
Repayment of borrowings	(3,860,000)	(3,415,000)
Dividend paid	(296,000)	-
Net cash used in financing activities	5,618,937	2,036,258
Net increase in cash held	(717,659)	197,112
Cash at the beginning of the financial period	737,835	(424,066)
Cash at the end of the financial period	20,176	(226,954)

SEED GENETICS INTERNATIONAL PTY LTD
ACN 061 114 814

NOTES TO THE INTERIM FINANCIAL STATEMENTS
For the nine months ended 31 March 2013

NOTE 1   REPORTING ENTITY

Seed Genetics International Pty Ltd ('the Company') is a company domiciled in Australia. The interim financial report of the Company for the nine months ended 31 March 2013.

NOTE 2   BASIS OF PREPARATION OF INTERIM REPORT

The interim consolidated financial statements are a general purpose report prepared in accordance with Accounting Standard AASB 134 Interim Financial Reporting, Australian Accounting Interpretations and other authoritative pronouncements of the Australian Accounting Standards Board and the *Corporations Act 2001.*

This interim financial report is intended to provide users with an update on the latest annual financial statements of the company. As such, this interim financial report does not include full disclosures of the type normally included in the annual financial statements.

It is recommended that this interim financial report be read in conjunction with the annual financial statements for the year ended 30 June 2012.

The interim financial statements have been prepared in accordance with the accounting policies adopted in the company's last annual financial statements for the year ended 30 June 2012, and have been consistently applied other than as noted below.

On 1 July 2012 the company changed its accounting policy with respect to accounting for foreign currency hedges. Effective 1 July 2012, hedge accounting ceased with the fair value of the company's hedge portfolio at each balance date now recognised directly in income or expense.

NOTES TO THE INTERIM FINANCIAL STATEMENTS
For the nine months ended 31 March 2013

	March 2013 $	March 2012 $
NOTE 3 REVENUE AND OTHER INCOME		
Sales – Seed	12,290,146	11,376,818
Grants received	-	50,000
Interest income	3,293	64
Other	82,135	-
Total	85,428	50,064
NOTE 4 OTHER EXPENSES		
Travel	136,987	41,891
Legal fees	57,557	7,600
Other professional fees	60,970	13,738
Research costs	37,401	22,357
Insurances	76,171	50,800
Other	145,682	183,376
	514,768	319,762

SEED GENETICS INTERNATIONAL PTY LTD
ACN 061 114 814
NOTES TO THE INTERIM FINANCIAL STATEMENTS
For the nine months ended 31 March 2013

	31 March 2013 $	31 March 2012 $
NOTE 5 DIVIDENDS		
Final dividend of $148 per fully paid ordinary share declared and paid on 31 March 2013	296,000	-
NOTE 6 PROPERTY, PLANT & EQUIPMENT		
Balance at beginning of period	30,970	24,991
Additions	257,175	18,282
Disposals	-	-
Depreciation expense	(14,258)	(12,303)
Balance at end of period	273,887	30,970
NOTE 7 FINANCIAL LIABILITIES		
Stock financing facility	7,320,000	2,000,000
Debtor financing facility	594,936	-
	7,914,936	2,000,000

Charge
The bank debt is secured by a fixed and floating charge over all the present and future rights, property and undertakings of the company. The covenants imposed by the bank include a capital adequacy ratio and a times interest earned cover.

The company was in breach of the covenants for the year ended 30 June 2012 however the bank took no action with respect to the breaches. The company did not receive a formal waiver of the breaches from the bank.

NOTE 8   ESTIMATES

The preparation of the interim financial report requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

In preparing this interim financial report, the significant judgements made by management in applying the entity's accounting policies and the key sources of estimation uncertainty were the same as those that applied to the financial report as at and for the year ended 30 June 2012.

NOTE 9   COMMITMENTS

At 30 June 2012 the company had a capital expenditure commitment in relation to the purchase of some land totalling $202,244. This land purchase has now been completed and the results have been included in the financial information. Other than noted above there has been no material change to the commitments disclosed in the 30 June 2012 annual report.

NOTE 10   EVENTS OCCURRING AFTER THE BALANCE DATE

There has not been in the period since 31 March 2013 and up to the date of this report any other item, transaction or event of a material and unusual nature likely, in the opinion of the Director, to affect substantially the operations of the entity, the results of those operations or the state of affairs of the entity in subsequent financial years other than as mentioned elsewhere in this interim financial report.

NOTE 11   USGAAP AND A-IFRS GENERALLY ACCEPTED ACCOUNTING POLICY DIFFERENCES

The Company's reviewed financial statements are prepared in accordance with Australian IFRS (A-IFRS), which may differ in certain respects from US generally accepted accounting principles (GAAP). The following items present the impact of material differences between A-IFRS and US GAAP on the Company's reviewed financial statements.

Income statements

	Note	9 months to March 2013 $	9 months to March 2012 $
Profit/(Loss) for the year based on AIFRS		307,082	789,038
Reversal of hedge accounting through profit/(loss)	(i)	-	-
Profit for the year based on US GAAP		307,082	789,038

(i)   The cash flow hedge reserve captures the fair value of hedges at balance date undertaken for specific sales transactions which will occur in future periods. The basis for hedge accounting does not meet the requirements of USGAAP. As a consequence the movements in the reserve have been recognised through the profit and loss in the period. As outlined in Note 2, the company ceased hedge accounting as at 1 July 2012.

SEED GENETICS INTERNATIONAL PTY LTD
ACN 061 114 814

NOTE 11   USGAAP AND A-IFRS GENERALLY ACCEPTED ACCOUNTING POLICY DIFFERENCES (CONT)

Statement of changes in equity

The following table reconciles the total equity as at 30 June 2012 as reported in the audited statements of changes in equity reported under A-IFRS to what would have been reported had the audited consolidated financial statements been prepared in accordance with USGAAP:

	Notes	Contributed Equity $	Cash flow Hedge Reserves $	Retained Earnings $	Total $
Total Equity under AIFRS		2,000	(54,982)	115,240	62,258
Reversal of hedge accounting through profit/(loss)	**(i)**	-	54,982	(54,982)	-
Total equity under USGAAP		2,000	-	60,258	62,258

(i)   The amounts recognised in the cash flow hedge reserve do not meet the recognition criteria under USGAAP. As a consequence the movements in the reserve should have been recognised through the profit and loss at balance date.

SEED GENETICS INTERNATIONAL PTY LTD
ACN 061 114 814

DIRECTORS' DECLARATION

The Directors of the Company declare that:

1.   The financial statements and notes set out on pages 3 to 11, are in accordance with the *Corporations Act 2001* including:

   (a)   giving a true and fair view of the company's financial position as at 31 March 2013 and of its performance for the nine months ended on that date; and

   (b)   comply with Accounting Standard AASB 134 *Interim Financial Reporting*, and the *Corporations Regulations 2001*.

2.   In the Directors' opinion there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

Dated at Adelaide this 5th day of June 2013.

This declaration is made in accordance with a resolution of the Directors.

Mr D Pengelly
Director

Level 1,
67 Greenhill Rd
Wayville SA 5034
GPO Box 1270
Adelaide SA 5001
T 61 8 8372 6666
F 61 8 8372 6677
E info.sa@au.gt.com
W www.grantthornton.com.au

INDEPENDENT AUDITOR'S REVIEW REPORT
TO THE MEMBERS OF SEED GENETICS INTERNATIONAL PTY LTD

We have reviewed the accompanying financial report of Seed Genetics International Pty Ltd ("Company"), which comprises the statement of financial position as at 31 March 2013, and the statement of profit or loss and other comprehensive income, statement of changes in equity and statement of cash flows for the nine month period ended on that date, notes comprising a statement or description of accounting policies, other explanatory information and the directors' declaration.

Directors' responsibility for the nine month period financial report

The directors of Seed Genetics International Pty Ltd are responsible for the preparation of the nine month period financial report that gives a true and fair view in accordance with Australian Accounting Standards and the Corporations Act 2001 and for such controls as the directors determine is necessary to enable the preparation of the nine month period financial report that is free from material misstatement, whether due to fraud or error.

Auditor's responsibility

Our responsibility is to express a conclusion on the nine month period financial report based on our review. We conducted our review in accordance with the Auditing Standard on Review Engagements ASRE 2410 Review of a Financial Report Performed by the Independent Auditor of the Entity, in order to state whether, on the basis of the procedures described, we have become aware of any matter that makes us believe that the nine month period financial report is not in accordance with the Corporations Act 2001 including: giving a true and fair view of the Seed Genetics International Pty Ltd financial position as at 31 March 2013 and its performance for the nine month period ended on that date; and complying with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Regulations 2001. As the auditor of Seed Genetics International Pty Ltd, ASRE 2410 requires that we comply with the ethical requirements relevant to the audit of the annual financial report.

A review of a nine month period financial report consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Australian Auditing Standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Independence

In conducting our review, we complied with the independence requirements of the Corporations Act 2001.

Conclusion

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the nine month period financial report of Seed Genetics International Pty Ltd is not in accordance with the Corporations Act 2001, including:

a   giving a true and fair view of the Company's financial position as at 31 March 2013 and of its performance for the nine month period ended on that date; and

b   complying with Accounting Standard AASB 134 Interim Financial Reporting and Corporations Regulations 2001.



GRANT THORNTON AUDIT PTY LTD
Chartered Accountants

J L Humphrey
Director – Audit & Assurance

Adelaide, 5 June 2013